

Mail Stop 6010

July 24, 2008

Mr. Richard Bjorkman
Chief Financial Officer
Sutura, Inc.
17080 Newhope Street
Fountain Valley, California 92078

>   **Re: Sutura, Inc.**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **Filed April 15, 2008**
>   **File No. 000-31337**

Dear Mr. Bjorkamn:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Richard Bjorkman
Sutura, Inc.
July 24, 2008
Page 2

Form 10-KSB for the Year Ended December 31, 2007

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 21

1.   We note from page F-14 that $4 million of your marketable securities were held in "taxable auction rate securities." In your future filings, as applicable, please clearly discuss the nature of the material aspects of those securities as necessary to provide your investors with a clearer understanding of your balance sheet items. For example, as appropriate, identify the amount and nature of the taxable auction rate securities that you hold, disclose the credit ratings of those securities, discuss the factors that may affect the value or liquidity of those securities and disclose how the interest rates on those investments are determined. Also, if those securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(b) of Regulation S-B.

2.   In your future filings, as applicable, revise the "Critical Accounting Policies" section of "Management's Discussion and Analysis" to discuss the material accounting estimates and assumptions you make in valuing the taxable auction rate securities that you hold. Describe the process by which you determine the value of those securities, the levels of judgment involved and the susceptibility of the resulting value to changes in your estimates and assumptions.

Item 8A. Controls and Procedures, page 22

3.   Please amend your filing to include the conclusions required by Item 307 of Regulation S-B regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Consolidated Financial Statements, page F-1

4.   We note from page 33 under Item 12. Certain Relationships and Related Transactions that you own 117,647 shares of Sucor. Please tell us and disclose, if material, how you are accounting for and valuing this investment. Please refer to paragraph 20 of APB 18 or SFAS 115, as applicable.

Note 2. Basis of Presentation, page F-8

Revenue Recognition, page F-9

5.   In future filings, expand your revenue recognition policy to specifically address transactions with distributors. Please describe the significant terms of your agreements with distributors, including payment, return, exchange, price protection, discounts, sales incentives, stock rotation, volume pricing and other significant matters. Refer to SAB 104 and SFAS 48 as necessary.

Earnings per Share, page F-10

6.   Please revise future filings to provide the disclosures required by paragraphs 40(a) and 40(c) of SFAS 128.

7.   We note your disclosures that the "weighted average number of shares used to compute basic and diluted loss per share is the same." Please tell us why the weighted average shares to compute basic and diluted net *income* per share for 2007 is the same. Also tell us why there are no dilutive securities for 2007 in accordance with SFAS 128 considering that you had income for 2007.

Segment Reporting, page F-11

8.   We note your disclosures of sales by geographic area. In future filings, if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Also, please disclose in future filings long-lived assets by geographic area or explain why disclosure cannot be provided. Refer to paragraph 38 of SFAS 131.

Note 3. Marketable Securities and Certificates of Deposit, page F-14

9.   Please revise future filings to provide the disclosures required by paragraphs 19-22 of SFAS 115.

Note 13. Convertible Notes Payable, page F-18

10.   We note that on July 1, 2007, you and the Whitebox affiliated parties amended the Whitebox I, Whitebox II, and Whitebox III convertible notes. Included in the amendments was an extension of the maturity dates of each of the notes until July 1, 2009, payment of a 3% consent fee, and a reduction to the conversion rate to $.08 per share. Please tell us how you considered EITF 96-19 in accounting for the modifications to each of the Whitebox I, Whitebox II and Whitebox III convertible notes.

Note 16. Major Customers and Concentration of Credit Risk, page F-27

11.   Please revise future filings to provide the disclosures required by paragraph 39 of SFAS 131 for each major customer.

Note 23. Stock Based Compensation, page F-32

12.   Please revise future filings to provide all the disclosures required by paragraphs A240-242 of SFAS 123(R).

13.   We note from your disclosures that you utilize the Black-Scholes option-pricing model to determine the fair value of your stock-based awards. Please revise future filings to explain how you determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

Note 24. Warrants, page F-33

14.   We note that you have warrants outstanding for the purchase of 35,631,891 shares and from page F-25 that your convertible notes are convertible into 303,755,131 shares. Additionally, we note from your balance sheet that you have 500,000,000 shares authorized and 272,650,262 shares issued and outstanding at December 31, 2007. Please tell us how you have evaluated whether there are a sufficient number of authorized and unissued shares existing at the classification assessment date to control settlement of the outstanding warrants by delivering shares in accordance with paragraph 19 of EITF 00-19 and how this impacts the classification of the warrants on the balance sheet, i.e. liability versus permanent equity. In addition, in your response please address your consideration of paragraph 11 of EITF 00-19 in your determination of whether the warrants are liabilities or permanent equity.

Note 25. Litigation Settlement, page F-34

15.   We note that you recognized $687,475 in income from old payables which you determined were no longer collectible by creditors. Please tell us and revise your future filings to explain the nature of the original liabilities that you were obligated to pay and why it was appropriate to recognize income related to the cancellation of these obligations. Tell us how your accounting complies with paragraph 16 of SFAS 140.

Exhibits 31.1 and 31.2

16.   We note that the certifications filed as Exhibits 31.1.1 and 31.2.1 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the

introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Accordingly, please file an amendment to your Form 10-KSB and Form 10-QSB that includes the cover page, an explanatory note, the entire Part II, Item 8A, signature page and paragraphs 1, 2, 4 and 5 of the certification as set forth in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Quarterly Period Ended March 31, 2008

Note 2. Basis of Presentation, page 6

Current Accounting Prouncements, page 8

17.   We note that "management is currently evaluating the effect of" SFAS 157 on your financial statements. However, for financial assets and financial liabilities, SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Please confirm to us that you adopted the provisions of SFAS 157 for your financial assets and liabilities as of January 1, 2008. Revise future filings to provide the disclosures required by paragraphs 32 – 35 of SFAS 157.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

                                       Sincerely,

                                       Kevin L. Vaughn
                                       Accounting Branch Chief